For period ending:	November 30, 1995		Sub ( Item 77C
File Number:		811( 8076

RESULTS OF ANNUAL MEETING OF SHAREHOLDERS
(unaudited)

On March 30,1995, the annual meeting of shareholders of The
Emerging Markets Infrastructure Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) 	To re-elect two directors to the Board of Directors of the Fund.

Name of			Votes		Votes
Director	Votes For	Against	Withheld	Non-Votes
George Landau	12,752,713	__		748,716	2,605,740
Martin Torino	12,742,967	(		758,462	2,605,740
Daniel Sigg	12,737,385	__		764,044	2,605,740
Peter Gordon	12,740,689	(		760,740	2,605,740
Emilio Bassini	12,755,960	__		745,469	2,605,740
James Cattano	12,738,249	__		763,180	2,605,740

(2) 	To ratify the selection of Coopers & Lybrand L.L.P. as
	independent accountants for the fiscal year ending
	November 30, 1995.

Votes For	Votes Against		Votes Withheld	Non-Vote
12,756,468	658,878		86,083			2,605,740
















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